SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

REPORT OF OTHER MATERIAL MATTERS (VOLUNTARY DISCLOSURE)

1.	Subject	Completion of the purchase of shares of Hynix Semiconductor Inc. (“Hynix”)

2.	Details	On February 14, 2012, SK Telecom Co., Ltd. (the “Company”) completed the purchase of 146,100,000 shares of Hynix’s common stock. The Company will have 21.05% equity interest in Hynix upon the issuance of new shares. As the largest shareholder of Hynix, the Company plans to participate in the management of Hynix.

Number of shares purchased:
		-	44,250,000 existing shares; and
		-	101,850,000 new shares.
(New shares are expected to be issued and delivered on February 22, 2012.)

Purchase price:
		-	Won 1,032,175,500,000 for the existing shares; and
		-	Won 2,342,550,000,000 for the new shares.

3.	Date of Determination	February 14, 2012

4.	Other Noteworthy Matters	-	The Date of Determination is the date on which the Company completed payment of the purchase price.
		-	Related disclosures: The Company’s Form 6-K reports furnished on July 11, 2011, November 10, 2011, November 14, 2011 and February 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By: /s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: February 15, 2012

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